AQUILA INVESTMENT MANAGEMENT LLC

February 17, 2021
Board of Trustees of
Aquila Funds Trust
120 West 45th Street
Suite 3600
New York, New York  10036

Re:           Aquila Three Peaks High Income Fund - Investment Advisory Fee Waiver

Ladies and Gentlemen:

                Reference is made to that certain Advisory and Administration Agreement, dated as of November 10, 2009 (the “Agreement”) by and between Aquila Investment Management LLC (the “Manager”) and Aquila Three Peaks High Income Fund (the “Fund”),  pursuant to which the Manager has agreed to provide certain investment advisory and administrative services to the Fund.

                The parties have agreed that the Manager shall waive certain fees otherwise payable to it under the Agreement as provided herein.  Accordingly, the Manager hereby agrees that for the period from April 1, 2021 until the Termination Date (as defined below), the Manager shall waive that portion of the fee to which it is otherwise entitled under the Agreement so that the Manager’s fees shall be as follows:

The annual rates payable shall be equivalent to 0.65 of 1% of such net asset value on net assets of the Fund up to $400,000,000 and 0.60 of 1% of the Fund’s net assets above that amount.

                As used herein “Termination Date” means earliest of (1) the termination of the Agreement, (2) the date as of which the Fund ceases to operate, or (3) April 30, 2022.

                The arrangement set forth in this letter may be amended only with the written agreement of the parties hereto.

                Please sign below to confirm your agreement with the foregoing.

AQUILA INVESTMENT MANAGEMENT LLC
(Registrant)

By: /s/ Diana P. Herrmann
Diana P. Herrmann President and Chief Executive Officer

Accepted and agreed:

AQUILA THREE PEAKS HIGH INCOME FUND

By:           /s/ Anita Albano
Name:    Anita Albano
Title:      Secretary